SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2024

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: June 14, 2024

List of Materials

Documents attached hereto:

i) [Translation of the Share Buyback Report for the period from May 1, 2024 to May 31, 2024, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on June 14, 2024]

[This is a translation of the Share Buyback Report for the period from May 1, 2024 to May 31, 2024, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on June 14, 2024]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders

Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of May 31, 2024)

	Number of Shares		Total Amount (Yen)
Resolution approved by the Board of Directors as of May 17, 2023 (Period of Repurchase: May 18, 2023 to May 17, 2024）	25,000,000 (Maximum)		200,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase)	—	—
Total	—	—	—
Total number of shares repurchased as of the end of the reporting month	15,441,700		199,999,326,000
Progress of the repurchase (%)	61.77		100.00

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:	It was resolved by the Board of Directors as of May 17, 2023 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

Note 3:	The repurchase pursuant to the resolution approved by the Board of Directors as of May 17, 2023 was concluded by the repurchase on April 3, 2024.

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 14, 2024 (Period of Repurchase: May 15, 2024 to May 14, 2025）	30,000,000 (Maximum)		250,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) May 27 May 28 May 29 May 30 May 31	117,500 85,400 119,900 159,500 191,900	1,470,262,495 1,074,138,996 1,500,576,005 2,005,147,997 2,471,312,993
Total	—	674,200	8,521,438,486
Total number of shares repurchased as of the end of the reporting month	674,200		8,521,438,486
Progress of the repurchase (%)	2.25		3.41

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:	It was resolved by the Board of Directors as of May 14, 2024 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

Note 3:	Sony Group Corporation also approved at the same meeting of the Board of Directors held on May 14, 2024 a stock split. The total number of shares for repurchase after the effective date of the stock split (October 1, 2024) will be 150 million shares (maximum).

2.	Status of Disposition

(as of May 31, 2024)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	—	—	—
Total	—	—	—
Acquired treasury stock which was canceled	—	—	—
Total	—	—	—
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	—	—	—
Total	—	—	—
Other (Exercise of stock acquisition rights)	(Date of disposition) May 1 May 13 May 16 May 17 May 21 May 23 May 29	4,000 20,000 4,000 67,100 1,500 9,100 5,000	40,886,440 204,432,200 40,886,440 685,870,031 15,332,415 93,016,651 51,108,051
Total	—	110,700	1,131,532,228
Other (Acquired treasury stock disposed as restricted stock compensation)	—	—	—
Total	—	—	—
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) May 24 May 31	58 20	592,853 204,432
Total	—	78	797,285
Total amount	110,778		1,132,329,513

Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury

(as of May 31, 2024)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,248,619,589
Number of treasury stock	28,298,735

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